UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75 NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76, as amended (“Brazilian Corporate Law”) and CVM Normative Ruling No. 358, of January 3, 2002, comes public to inform its shareholders and the market in general that STNE Participações S.A. (“STNE”) waived, on October 28, 2020, according to the letter attached hereto (“STNE Letter”), the right to receive the penalty of BRL 112,500,000.00 set forth in Section 8.1 (iv) of the Association Agreement executed on August 11, 2020, as amended on September 1 and on October 2, 2020 (“Association Agreement”), in the event that, provided the Extraordinary General Meeting of the Company ("EGM”) is held, any of the matters on its agenda is rejected and such rejection prevents, impairs or encumbers the consummation of the merger of shares issued by Linx into STNE (“STNE Transaction”), notwithstanding that all other penalties provided for in the Association Agreement remain in full force and effect (including STNE's right to receive the full compensatory penalty in the event of the consummation of a competing transaction, as per the terms of the Association Agreement).

In response to the request made by the Independent Board Members of Linx to STNE regarding the waiver of the one hundred and twelve million and five hundred thousand Reais (BRL 112,500,000.00) penalty set forth in Section 8.1 (iv) of the Association Agreement applicable to the EGM with the purpose of complying with the Official Letter No. 908/2020-SLS (“Official Letter”), issued by the Superintendence of Issuers' Listing and Supervision and the Superintendence of Issuers' Regulation, Guidance and Enforcement of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), STNE agreed to waive its right to the penalty, not only regarding the rejection of its listing with the Novo Mercado of B3, but also regarding other matters on the agenda related to the STNE Transaction.

In addition, Linx informs that STNE, in the exercise of its right set forth in Section 1.2.6 of the protocol of merger of Linx’s shares into STNE (“Protocol”), increased by BRL 0.50 per Linx share, the cash portion to be paid in exchange for the redemption of the New Shares STNE, now representing R$ 32.06 per Linx share, remaining unchanged the portion of Class A StoneCo Shares or StoneCo BDR, as applicable, and subject to the adjustments established in the Protocol. Said price increase is subject to the approval of the merger of Linx’s shares into STNE by the EGM on November 17, 2020.

The Board of Directors of the Company, in a meeting held on October 28, 2020 resolved to (a) authorize Linx’s Board of Officers to express its agreement to the STNE Letter; and (b) maintain its favorable manifestation to the STNE Transaction and to the recommendation for its submission to the Company’s shareholders at the EGM called for November 17, 2020.

São Paulo, October 29, 2020.

LINX S.A.

Ramatis Rodrigues

Investor Relations Officer

Annex I

STNE Letter

São Paulo, October 28, 2020.

To

Board of Directors of Linx S.A.

Avenida Doutora Ruth Cardoso, nº 7221, Cj. 701, Bl. A, sala 1, Edifício Birmann 21 São Paulo/SP

CEP 05425-902

With copy to

All Parties of the Association Agreement Via E-mail

Ref.:       Association Agreement – Official Letter 908/2020-SLS from B3 S.A. – Brasil, Bolsa, Balcão

Dear Sirs,

We make reference to your request for STNE Participações S.A. to adopt a position in relation to the Ofício 908/2020-SLS ("Official Letter") through which B3 S.A. - Brasil, Bolsa, Balcão (“B3”) requested Linx to take the pertinent measures, until 10.30.20, so that its shareholders may decide on the waiver of STNE's adhesion to the Novo Mercado segment without the imposition of the penalty provided for in section 8.1(iv) of the Association and Other Covenants Agreement, entered into on August 11, 2020, as amended ("Association Agreement"). The terms initiated with capital letters and not defined herein shall have the meaning ascribed to them in the Association Agreement.

Initially, it is worth reminding that thanks to the bilateral penalties stipulated in the Association Agreement, it was possible for STNE to provide a generation of market value for Linx shareholders, greater than R$1.5 billion, with Linx still protected by a penalty of R$453.7 million to which STNE obliged itself to mitigate the risks of performance of the transaction contracted in the terms of the Association Agreement (“Transaction”).

The penalty questioned by the Official Letter, in the amount of R$112.5 million, would refund less than half of the estimated costs by STNE for carrying out of the Transaction. In view of the absence of any coercive aspect in a penalty of this magnitude (which represents approximately 1,73% of the total market value, fully diluted of Linx shares on the closing of the trading session of October 27, 2020), STNE is convinced that, in addition to its legality, it would not be this penalty that would ensure approval of the transaction object of the Association Agreement by Linx's shareholders. STNE's confidence in the approval of the transaction lies in the fact that its proposal generates much value for Linx's clients, personnel and shareholders, and to date it has been the only firm proposal with guarantees of performance submitted to Linx.

In view of this and with the goal of ruling out controversies that could hinder the good functioning of Linx's extraordinary general meeting scheduled, in first call, for November 17, 2020 ("EGM"), STNE, through this notice and upon your agreement, hereby waives, unilaterally, irrevocably and irreversibly, the right to demand payment of the penalty of R$112,500,000.00 (one hundred and twelve million five hundred thousand Reais) established in section 8.1(iv) of the Association Agreement ("Partial Penalty") in the event that, once the EGM is held, any of the matters on its agenda that have the effect of preventing, rendering impossible or burdening the consummation of the Transaction, in its terms, is rejected, remaining in full force all other penalties set forth in the Association Agreement, including the provided in section 8.1(iv). Even in case the EGM is postponed by any reason beyond the Parties will, the Partial Penalty will not be due by Linx, without prejudice of STNE’s right to claim the payment of the Penalty in the events provided by the Association Agreement.

In order to avoid any doubts between the parties, in the event that the merger of Linx's shares by STNE is rejected at the EGM, the waiver by STNE of the right to receive the Partial Penalty will not harm STNE's right, provided in the Association Agreement, to receive the full compensatory penalty in the amount of R$ 453,750. 000.00 (four hundred and fifty three million, seven hundred and fifty thousand Reais), should it be accepted, approved or contracted by Linx or its shareholders - during the period of twelve (12) months after the date of the meeting resolving on the Transaction or after the date when the non realization of the EGM is characterized- a Competing Transaction that has been announced or submitted up to the date of the meeting that decides on the Transaction. Furthermore, in the event of rejection of the Transaction by Linx's shareholders, the Association Agreement shall be deemed terminated pursuant to its section 8.1.1, notwithstanding the non-payment of the Partial Penalty and the maintenance of the obligation to pay the Penalty in the event a Competing Transaction is carried out pursuant to the terms of the Association Agreement or in the events of applicability of the Penalty as provided in the Association Agreement.

Finally, subject to the EGM being held and to the full approval of the matters relating to the Transaction, on November 17, 2020, we hereby, pursuant to section 1.2.6 of the Merger Protocol of the Transaction, increase our proposal by R$ 89,529,308.50 in the cash portion to be paid in exchange for the redemption of the New Shares STNE, which corresponds to an additional cash payment of R$ 0.50 per Linx share, a total of R$ 32.06 per Linx share, subject to the adjustments established in the Merger Protocol of the Transaction. The portion of StoneCo Class A Shares or BDR StoneCo, as the case may be, will remain unchanged.

Any doubt or controversy related to this notice shall be resolved as provided for in Chapter 10 of the Association Agreement.

Please return a copy of this correspondence duly signed by you as evidence of your irrevocable and irreversible agreement to the above terms.

Yours sincerely,

STNE Participações S.A.

Acknowledged and agreed to:

Linx S.A.

Witnesses:

Name: CPF/ME:	Name: CPF/ME:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer